Contact

www.linkedin.com/in/michael-klein-cpa-cma-781b638 (LinkedIn)

Top Skills

Financial Analysis
Non-profits
Public Speaking

Michael Klein, CPA, CMA

CPA Dedicated to Serving the Nonprofit Industry
Murrieta

Summary

MPK Advisors & CPAs is not like any ordinary, traditional CPA firm. Rather than focus on traditional, compliance services, the company specializes in forward-thinking, high-value and strategic business and nonprofit advisory services for our engagements. Specifically for nonprofits, we offer a multitude of services designed to meet their financial accounting, reporting and analysis needs: complete outsourced accounting solutions, use of nonprofit industry-specific accounting systems with dynamic budgeting and reporting capabilities, grant writing and grants management services, assistance with internal control policy and procedure design, audit preparation and facilitation services, financial reviews & audits, tax preparation and planning, and much more. While most CPAs maintain the mindset of just a compliance partner, MPK Advisors & CPAs intends to become a key player and strategic advisor to our clients' management teams. We believe our clients are seeking and deserve this level of service to help them make the best financial decisions.

We aim to be flexible to provide services tailored to your individual organization's needs, whether your organization is just starting out and needs a complete outsourced accounting solution; or, you are already established and have an accountant or accounting team and need additional expertise and oversight from a firm with CPAs and experts in the field of nonprofit accounting and financial reporting. We are here to understand your unique mission and purpose, and help you achieve this by coming alongside and supporting you in effectively navigating difficult financial requirements and decisions. The relationships we build with our clients are transformational, not just transactional!

The founder, Michael Klein, CPA, CMA has over 12 years of experience in the financial services sector, with 10 years of tax, audit and public accounting experience serving the business and nonprofit industries, as well as several years serving clients as a financial

advisor. Trained with knowledge and experience in accounting, tax, audit, and financial planning and management, Michael brings years of experience and a diverse array of client engagements and best practices to offer the market. The approach to service is not just as a ‘bookkeeper’ or ‘accountant,’ but as a strategic business partner, delivering high value-added input to the management decision-making process.

Experience

MPK Advisors & CPAs
2 years

President
July 2020 - Present (2 years)
Murrieta, California, United States

President
July 2020 - Present (2 years)
Murrieta, California, United States

Murrieta Chamber of Commerce
Treasurer
July 2016 - Present (6 years)
Murrieta, CA

Oversee the financial management affairs of the Murrieta Chamber of Commerce and ensure accurate, useful and relevant financial reporting. Assist with budget development, implementation and review.

Nigro & Nigro, PC
Partner
November 2011 - June 2020 (8 years 8 months)
Murrieta, CA

Prepare individual, partnership, corporate and not-for-profit tax returns, provide ongoing accounting services for businesses and not-for-profit entities, and perform a range of audit services for governmental and not-for-profit entities.

Freely in Hope
Treasurer of the Board
August 2012 - December 2015 (3 years 5 months)
Greater Los Angeles Area

Seek to alleviate poverty and provide opportunity for women in the developing world

Birth Choice Of Temecula
President of the Board
July 2010 - December 2014 (4 years 6 months)

Serving as president of the board to a team that seeks to walk with families having unplanned pregnancies, and with those who feel as if there are no alternatives to carrying out a pregnancy.

Covenant Grace Church
Mercy Ministries Coordinator
January 2011 - December 2013 (3 years)
Murrieta, CA

Coordinate the resources of the Covenant Grace Church, and other area churches and ministries, to meet the needs of the poor, afflicted and marginalized in the valley.

Southwest California Legislative Council
Member of the Board
March 2011 - December 2011 (10 months)

Financial Accounting Services
Wealth Management Assistant and Tax Preparer
January 2010 - November 2011 (1 year 11 months)

Hold Series 7 and 66 licenses as an investment advisor representative to offer advice-based financial services to clients. Extensive knowledge of IRS tax regulations to provide tax preparation and planning.

Boys & Girls Clubs of Southwest Counties
Member, Board of Directors
July 2011 - October 2011 (4 months)
Temecula, CA

The Mission of the Boys and Girls Clubs of Southwest Counties is to inspire and enable all youth to realize their full potential as productive, responsible, and caring citizens by providing stimulating and challenging programs through interactions with dedicated caring people.

Oak Grove Center for Education, Treatment and the Arts
Trustee Board Member
2010 - 2011 (1 year)

Valley Young Professionals
Education Subcommittee
January 2009 - December 2010 (2 years)

Organize Lunch & Learn events, Junior Achievement programs to teach youth entrepreneurial skills, and participation in the political process.

Youth Development and Peace Network, United States-Canada
Co-Chair
September 2008 - December 2010 (2 years 4 months)

The Youth Development and Peace Network is a network of youth individuals and organizations seeking to create ongoing dialogue, collaboration, empowerment, and action among the youth with the framework of a partnership with the World Bank. As chair of the YDP US-Canada network, I envision a network of youth with the internal capacity to create lasting change in the international development field as we create and occupy a space for youth on the agenda for international development policymakers.

BREAD FOR THE WORLD
Hunger Justice Leader
2010 - 2010 (less than a year)

Ameriprise Financial Services, Inc.
Financial Advisor
February 2009 - December 2009 (11 months)

USAID
Independent Contractor
September 2007 - January 2008 (5 months)

Conducted a research project to determine the effectiveness of public-private partnerships within the developing state of Ghana. The sample study was based on interviews and background information on 5 local NGOs based in the capital city of Accra.

Department of Agriculture and Resource Economics
Research Assistant
January 2007 - June 2007 (6 months)

Teamed with a Graduate Researcher in the Department of Agricultural and Resource Economics at UC Berkeley in order to assist in the creation of a groundwater management database. Read through several groundwater

management plans belonging to water districts throughout the state of California in order to insert required research information in selected database fields.

U.S. Department of State
Intern
August 2006 - December 2006 (5 months)

Participated in the Fall 2006 Internship Program at the US Department of State in the Bureau of International Organizations. I worked between the office of Rights, Humanitarian, Social Affairs and the office of Economic and Development Affairs. During my time there, I created an electronic system for maintaining requests from UN Officials and spent one week assisting a US negotiator at the UN.

Kristin Hueter and Associates
Intern
2006 - 2006 (less than a year)

Political consultancy - advise political campaigns in the state of California

Education

University of California, Berkeley
BA, Economics and Political Science · (2003 - 2007)

University of California, Berkeley
Bachelor's degree, Economics